UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JULY 25, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Hyperion Therapeutics, Inc.

File No. 333-180694 - CF#28490

Hyperion Therapeutics, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on April 13, 2012, as amended.

Based on representations by Hyperion Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 2.1	through May 24, 2022
Exhibit 10.20	through May 24, 2022
Exhibit 10.21	through May 24, 2022
Exhibit 10.22	through May 24, 2022
Exhibit 10.23	through May 24, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Dan Greenspan
Branch Chief